PGIM, Inc.

655 Broad Street

Newark, New Jersey 07102

April 1, 2020

The Board of Trustees

PGIM ETF Trust

655 Broad Street—17th Floor

Newark, New Jersey 07102

Re: PGIM Active Aggregate Bond ETF (the Fund)

To the Board of Trustees:

From the inception of the Fund, PGIM, Inc. (PGIM) agrees to waive any subadvisory fees it receives from the Fund in an amount equal to the subadvisory fees paid by the Fund to the PGIM Institutional Money Market Fund due to the Fund's investment of its excess overnight cash in the PGIM Institutional Money Market Fund. This waiver will remain in effect for as long as the Fund remains invested or intends to invest in the PGIM Institutional Money Market Fund.

Very truly yours,

PGIM, INC.

By:	s/Daniel Malooly	JH/dm
Name:	Daniel Malooly
Title:	Vice President